February 25, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Chile S.A.
Draft Registration Statement on Form 20-F
Submitted December 4, 2015
CIK No. 0001659939

Ladies and Gentlemen:

On behalf of Enersis Chile S.A. (the “Company”), transmitted herewith is an Amendment to the draft Registration Statement on Form 20-F of the Company (the “Amended Registration Statement”) amending the draft Registration Statement on Form 20-F of the Company that was confidentially submitted on December 4, 2015 (the “Registration Statement”). The Company was formed under the laws of the Republic of Chile on February 1, 2016 in connection with its spin-off from Enersis S.A., a Chilean company, as part of a reorganization of certain companies ultimately controlled by Enel S.p.A., an Italian electricity and generation company.

This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 31, 2015 in connection with the Registration Statement. Set forth below are the Staff’s comments (in bold face type) followed by the Company’s responses. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Registration Statement.

In addition to changes made to address the Staff’s comments, the Amended Registration Statement includes various updated information and provides certain other information that was not available at the time of the initial confidential submission of the Registration Statement.

* * * *

U.S. Securities and Exchange Commission	-2-	February 25, 2016

Enersis Chile S.A. Draft Registration Statement on Form 20-F

Introduction

Overview of the Spin-Off and Reorganization, page 7

1.	Please disclose the anticipated timeline for the proposed transactions and disclose which of these transactions have already taken place, if any.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to provide the anticipated timeline for the proposed transactions. See “Introduction—Estimated Timeline.”

2.	Please revise your organizational chart or provide a table to disclose the exchanges on which each company’s shares and ADRs will trade in your proposed structure.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to provide a table that discloses the exchanges on which each company’s shares and ADRs will trade in the proposed Reorganization. See “Overview of the Spin-Off and Reorganization.” Please also see the existing disclosures regarding similar information in “Introduction—The Spin-Off” and “Introduction—The Merger.”

The Tender Offer, page 9

3.	Please tell us the purpose of the Tender Offer. Please also provide us with additional detail about the anticipated timing of the Tender Offer and Merger as they relate to one another, including how much time you expect to pass between when shareholders will need to decide whether to tender shares in the Tender Offer or receive the merger consideration.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

U.S. Securities and Exchange Commission	-3-	February 25, 2016

The Tender Offer is a mechanism to protect the minority shareholders of Endesa Américas in connection with the Merger and, as disclosed in the Amended Registration Statement, is subject to certain conditions, including the approval of the Merger by the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas. See “Introduction—The Tender Offer.” While the minority shareholders of Endesa Américas will be provided withdrawal rights in accordance with Chilean law, such rights have certain limitations as discussed below.

Certain shareholders of Enersis and Endesa Chile, as well as the Directors’ Committee of Endesa Chile, have noted that there may be uncertainties weighing on the market price of the shares of the entities resulting from the spin-offs. This risk would be greater for Endesa Américas due to, among other reasons, its expected lower liquidity and, therefore, greater exposure to market movements because of the Merger. These uncertainties can adversely affect the withdrawal rights of dissenting shareholders in the Merger since, pursuant to Chilean law, the price that the shareholders would receive upon exercise of withdrawal rights is determined by the weighted average market price of the shares of Endesa Américas during the 60-business day period falling between the 30th and 90th business days prior to the shareholders’ meeting in which the Merger is approved.

In addition, the withdrawal rights may not be fully effective to protect shareholders who do not wish to own the shares in the continuing entity after the Merger because a shareholder must first vote against the Merger in order to exercise withdrawal rights. However, since the consummation of the Merger is conditioned on less than 10% of the outstanding shares of Enersis Américas, 7.72% of the outstanding shares of Endesa Américas and 0.91% of the outstanding shares of Chilectra Américas exercising the withdrawal rights in connection with the Merger, the Merger may not be consummated if there are shareholders above any of these thresholds who wish to exercise their withdrawal rights. If there were a significant number of shareholders who prefer to liquidate their investment in Endesa Américas before the consummation of the Merger, they would have to sell in the market, which may not provide sufficient liquidity.

In order to address this issue, several alternative options were analyzed by the Boards of Directors of Enersis and Endesa Chile, which determined that the Tender Offer is the only option that provides an effective protection mechanism for minority shareholders without altering the structure of the Reorganization.

With respect to the timing of the Tender Offer and the Merger as they relate to one another, including how much time shareholders will have to decide whether to tender shares in the Tender Offer or receive the merger consideration, the

U.S. Securities and Exchange Commission	-4-	February 25, 2016

proposed price for the Tender Offer of Ch$ 285 per share of Endesa Américas has been made public in December 2015. The details of the Merger, including the merger consideration and the price at which the shareholders could exercise withdrawal rights, is expected to be disclosed in June 2016 when the Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas summon their respective extraordinary shareholders’ meetings to approve the Merger. The launch of the Tender Offer and the extraordinary shareholders’ meetings are expected to occur in July 2016, but the launch of the Tender Offer is expected to occur prior to the extraordinary shareholders’ meetings and the Tender Offer period is expected to continue until August 2016. Specifically, the Tender Offer period is expected to last up to 45 days from the date of launch of the Tender Offer in order to ensure that the legal deadline for the exercise of withdrawal rights under Chilean law has expired. The Merger is expected to be consummated immediately after the consummation of the Tender Offer. See also the anticipated timeline for the proposed transactions in “Introduction—Estimated Timeline.”

Therefore, shareholders of Endesa Américas that either desire to participate in the Tender Offer or receive the merger consideration would have until the end of the tender offer period (approximately August 2016) to decide whether to tender shares in the Tender Offer or receive the merger consideration. However, shareholders that wish to exercise their withdrawal rights would need to decide by the time of the extraordinary shareholders’ meetings to vote on the Merger (approximately July 2016) since shareholders must vote against the Merger in order to qualify for withdrawal rights.

All dates mentioned in this response are our best estimates at the time of this response, and remain subject to change and uncertainty, including the timing of the registrations of the Company, Endesa Américas and Chilectra Américas with the SVS.

Item 3. Key Information

Capitalization and Indebtedness, page 23

4.	In future filings, please ensure that your statement of capitalization and indebtedness is of a date no earlier than 60 days prior to the date of the filing. Refer to Item 3.B of Form 20-F.

U.S. Securities and Exchange Commission	-5-	February 25, 2016

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to update the capitalization and indebtedness table with information as of December 31, 2015, a date within 60 days of the date of the filing.

D. Risk Factors

Risks Related to Our Business

We are subject to financing risks . . . , page 25

5.	We note your disclosure here that some of your debt agreements are subject to change in control clauses for material mergers or divestments. Please clarify whether the Spin-Off will trigger any of these clauses in your debt agreements.

Response:

Upon further analysis of the Company’s consolidated debt agreements, the Company determined that it is not subject to change of control provisions and revised the disclosure accordingly.

Our business and profitability could be adversely affected . . . , page 25

6.	Please provide additional disclosure here, or elsewhere in your registration statement, about the agreements you have made with the Chilean government and farmers that restrict your ability to use water for hydroelectric generation and how these agreements may impact your business.

Response:

In response to the Staff’s comment, the Company has provided the additional disclosure in “Item 4. Information on the Company—B. Business Overview—Chilean Electricity Industry Regulatory Framework—Water Rights” to provide additional details of the water rights agreements with the Chilean government and local farmers which set certain limits on the Company’s ability to use water for hydroelectric generation but also ensure certain minimum supplies of water during conditions of extreme drought.

U.S. Securities and Exchange Commission	-6-	February 25, 2016

Item 4. Information on the Company

B. Business Overview, page 36

7.	Please include a description of the seasonality of your generation and distribution businesses. Refer to Item 4.B.3 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised “Item 4. Information on the Company— B. Business Overview” to provide the requested additional disclosure.

Electricity Generation by Type (GWh), page 40

8.	Please describe the agreements with Quintero LNG and British Gas in additional detail, including whether your costs under these agreements are fixed or indexed to the underlying commodity price. If material, please include a discussion of your dependency upon certain suppliers for these raw materials. Refer to Items 4.B.4 and 4.B.6 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised “Item 4. Information on the Company—B. Business Overview—Electricity Generation by Type (GWh)” to provide the requested additional disclosure.

9.	Please provide additional disclosure about the terms pursuant to which your supply of coal from Endesa Generación was deferred, including whether you incurred any costs for such deferment.

Response:

In response to the Staff’s comment, the Company has revised “Item 4. Information on the Company—B. Business Overview—Electricity Generation by Type (GWh)” to provide the requested additional disclosure.

U.S. Securities and Exchange Commission	-7-	February 25, 2016

Item 5. Operating and Financial Review and Prospects

A. Operating Results

1. Discussion of Main Factors Affecting Operating Results and Financial Condition, page 68

10.	We note your disclosure throughout this section that “hydrological conditions” materially affect your financial results. Please describe in detail the types of hydrological conditions that impact your financial results, and where appropriate, specify how individual hydrological conditions affected your financial results during the reportable period. Please quantify the impact(s), to the extent practicable

Response:

In response to the Staff’s comment, the Company has revised “Item 5. Operating and Financial Review and Prospects— A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition” to provide the requested additional disclosure.

2. Analysis of Results of Operations for the Nine Months Ended September 30, 2015 and 2014, page 72

11.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. As an example, you disclose on page 73 that that interim generation revenues increased from the prior period due to a 2,248 GWh increase in physical sales and higher average energy sales prices. While this information is beneficial to the reader, please enhance your disclosures by separately quantifying the impact of changes in volumes and prices on your revenues and by explaining in reasonable detail the reasons for such fluctuations. Apply this comment throughout your interim and annual result of operations disclosures. Please refer to SEC Release No. 33-8350.

U.S. Securities and Exchange Commission	-8-	February 25, 2016

Response:

In response to the Staff’s comment, the Company has revised “Item 5. Operating and Financial Review and Prospects—A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition” to provide additional disclosure, taking into consideration the guidance of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 82

12.	Please provide a more informative analysis and discussion of cash flows from operating activities for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Please refer to SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company has revised “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” to provide the requested additional disclosure, taking into consideration the guidance of SEC Release No. 33-8350.

13.	You disclose on pages 85 and 87 that you have no debt obligations. Considering your interim and annual balance sheets reflect material debt balances, please revise your filing to clarify the meaning of your disclosure. For example, if the intention of this disclosure is to convey to readers that Enersis Chile has no legal debt obligations at the parent level, please clarify your disclosures accordingly and specify what the debt balances in your balance sheet represent.

Response:

In response to the Staff’s comment, the Company has revised these disclosures as well as the one in Note 36.4 of the Notes to the Company’s annual and interim combined financial statements to provide the requested clarification. On a stand-alone basis, the Company has no debt obligations; therefore, the debt balances in the Company’s balance sheet mostly represent Endesa Chile’s financial liabilities.

U.S. Securities and Exchange Commission	-9-	February 25, 2016

D. Trend Information, page 88

14.	We note your disclosure here that your operating income in your generating business for the nine months ended September 30, 2015 increased by 81.9% as compared to the same period in 2014 due to numerous factors including hydrological conditions, the price of fuel, and the price of electricity. Please expand on this disclosure to discuss how each of these factors impacted the increase in net income for your generating business.

Response:

In response to the Staff’s comment, the Company has revised “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

15.	If significant, please discuss the effect of the Chilean tax reform enacted on September 29, 2014 on your results of operations and financial condition. In this regard, we note your disclosure on page 82 that your corporate income tax increased by Ch$71.0 billion and that there will be a “gradual increase in the taxation rate.” Please refer to Item 5.D of Form 20-F.

Response:

In response to the Staff’s comment, the Company has included additional disclosure regarding the effect of the Chilean tax reform on the Company’s results of operations and financial condition in “Item 5. Operating and Financial Review and Prospects—D. Trend Information” as well as “Item 5. Operating and Financial Review and Prospects—A. Operating Results—2. Analysis of Results of Operations for the Nine Months Ended September 30, 2015 and 2014.”

Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Combined Statement of Income for the Year ended December 31, 2014, page 105

16.	We note that your annual pro forma statement of income presents results of the interim period ended September 30, 2014. Please revise to provide results for the fiscal year ended December 31, 2014.

U.S. Securities and Exchange Commission	-10-	February 25, 2016

Response:

In response to the Staff’s comment the Company has revised the pro forma statement of income to present the results for the fiscal year ended December 31, 2014.

17.	Please present pro forma earnings per share figures for the annual and interim periods provided based upon the anticipated number of shares outstanding. If you do not believe such presentation would be useful in evaluating the per share performance of the registrant, please tell us why you believe such figures should not be presented.

Response:

In response to the Staff’s comment the Company has revised the annual and interim pro forma income statements in order to provide earning per shares figures based on the anticipated 49,092,772,762 shares of the Company’s common stock expected to be outstanding following the Spin-Off based on the spin-off ratio of one share of Enersis Chile common stock for each share of Enersis common stock outstanding.

Item 9. The Offer and Listing

Intercompany Arrangements, page 110

18.	Please provide us with additional detail about the arrangements referenced in this section, including which parties will have the authority to terminate the arrangements. Please tell us the amount you anticipate earning pursuant to these agreements and the approximate percentage of revenue (above cost) that you expect to receive.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Enersis has intercompany arrangements for the provision of services to Endesa Chile and Chilectra which were entered into prior to the Spin-Off and the Endesa/Chilectra Spin-Offs and such arrangements remain in effect as of the date of this Amended Registration Statement. These arrangements include, among others, procurement services, use of facilities and corporate functions such as treasury, finance, accounting, human resources, communications, security, training and development, relations with contractors, risk management, IT services and other

U.S. Securities and Exchange Commission	-11-	February 25, 2016

corporate support and administrative services. Following the completion of the Spin-Off and the Endesa/Chilectra Spin-Offs, these existing intercompany arrangements will be allocated among Endesa Chile and Chilectra Chile according to the business to which they relate and will continue to be in effect. For these existing arrangements, the agreements will be novated and the counterparty will be Enersis Chile rather than Enersis.

In addition, in connection with the Spin-Off and the Endesa/Chilectra Spin-Offs, Enersis Chile will enter into new intercompany agreements with Enersis Américas, Endesa Américas and Chilectra Américas in order to provide these companies with the services referred to above, as well as additional corporate functions, such as legal, tax services and financial compliance. Enersis Américas will also provide certain services to Enersis Chile, but to a much lesser extent.

Entering into these new intercompany arrangements requires compliance with Chilean laws governing related-party transactions. The Chilean Companies Act provides strict requirements for entering into contracts between related parties, including: (i) the Boards of Directors of the companies involved must be made aware of and approve their terms and conditions, (ii) the Directors’ Committees of the companies involved must examine those transactions and (iii) the transactions must contribute to the best interests of the companies with regards to price and the terms and conditions prevailing in the market at the time of approval. These conditions are generally supported by independent third-party reports evaluating the transaction, which are presented to the relevant Boards of Directors for their consideration and approval. This ensures that, without regards of the terms and conditions of the transaction and its price, they are arms-length transactions, and they are made in the company’s best interests.

As of the date of the Amended Registration Statement, there is an ongoing analysis being carried out by an external consultant, whose report will be presented to the respective Boards of Directors of the companies and will allow the Boards to evaluate and approve the new intercompany agreements. Intercompany services will be provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage. The Company currently estimates the amount it will receive for such provided services under the existing and new intercompany agreements with Endesa Chile, Chilectra Chile, Enersis Américas, Endesa Américas and Chilectra Américas will be approximately Ch$ 3 billion annually in the aggregate, which represents between 15% and 20% of the valued cost of all services provided by Enersis Chile.

The Separation occurred on February 1, 2016 and Enersis Chile has been incorporated under the laws of Chile. The new Board of Directors of Enersis Chile is

U.S. Securities and Exchange Commission	-12-	February 25, 2016

scheduled to have its first meeting by the end of February 2016 and, as a result, has not yet approved nor implemented the intercompany agreements referred to above. At this time, it is not possible to disclose the specific terms and conditions of these agreements, including the clauses for termination, administrative fees and expected profits. However, it is currently expected that: (i) in the case of non-payment, interest will be accrued for the unpaid balance for the time that the payment is overdue; (ii) the initial term of the agreement will be for three years, automatically renewable for an additional three-year term, unless one of the parties decides to terminate it on at least 180-day’s prior notice to the counterparty, and (iii) the agreements will provide restrictions on the ability of any party to assign or transfer these agreements, in whole or in part, without the prior written consent of the counterparty.

If the new intercompany agreements are approved by the Board of Directors prior to the effectiveness of the Amended Registration Statement, the Company will update the Amended Registration Statement to disclose the terms of these arrangements.

Enersis Chile Financial Statements, page 147

19.	Where applicable, please apply our comments to both the annual and interim financial statements.

Response:

The Company notes the Staff’s comment and has taken into account the Staff’s comments for both the interim and annual combined financial statements in the Registration Statement.

Interim Combined Financial Statements as of September 30, 2015 and December 31, 2014, and for the nine months ended September 30, 2015 and 2014

Interim Combined Statements of Cash Flows, Direct, page F-8

20.	Please tell us the nature of the “Collections from related companies” line item included in investing activities. Explain to us which balance sheet items are affected by such collections.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that certain payments of loans to related companies were incorrectly classified in the “Collections from related companies” line item included in investing activities. The interim combined

U.S. Securities and Exchange Commission	-13-	February 25, 2016

statement of cash flows for the nine months ended September 30, 2015 in the Amended Registration Statement has been restated to correctly classify those financing facilities payments in the line item of “Payments of loans to related companies”, included in “Net cash flows provided by (used in) financing activities.” The Company has also updated “Item 3. Key Information—D. Risk Factors” in connection with the restatement.

17. Property, Plant and Equipment, page F-57

21.	We note your disclosure in item (v) on page F-61 that you recognized a provision for US$125 million “that represents an increase investment in property, plant and equipment” related to arbitration proceedings involving your Bocamina Thermal Expansion Project. It is unclear as to what is being conveyed by the disclosure in item (v). Please clearly explain to us what you mean by this statement and the basis in IFRS for your accounting treatment. In doing so, clearly explain to us how you accounted for all pertinent transactions involving this expansion project, including related construction costs and bank performance bonds. Cite authoritative IFRS guidance, where applicable, and provide us with the journal entries you recorded related to each disclosed event of the contract.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Endesa Chile entered into a contract with a consortium of construction entities for the construction of the Bocamina thermal plant. In accordance with paragraph 16(b) of IAS 16 Property, Plant and Equipment, the cost of an item of property, plant and equipment comprises any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, construction-related costs were included in the initial cost of the plant.

Two events significantly affected the costs incurred:

(i)

On October 16, 2012, as a result of material breaches of contract for not finishing the construction according to the terms and conditions agreed and within the time period stipulated in the contract entered into with the consortium of construction entities under the Bocamina Thermal Power Plant Expansion Project, Endesa Chile proceeded, in accordance with the conditions authorized in the contract for such purpose, to collect US$ 94 million under bank performance bonds posted by the

U.S. Securities and Exchange Commission	-14-	February 25, 2016

consortium in the amounts of US$ 75 million and UF 796,594 (approximately US$ 38.2 million).

The related journal entry, which recognized the collection of the bank performance bonds and reduced the cost overruns incurred by the Company due to the breach of contract was as follows:

Dr Cash / Cr Construction in progress (PP&E)

(ii)	On October 17, 2012, Endesa Chile filed before the International Chamber of Arbitration of Paris a request for arbitration to enforce compliance with the contract plus compensation for damages, and, as an alternative relief, termination of the contract with compensation for damages. On December 29, 2014, Endesa Chile’s Board of Directors accepted and approved a settlement agreement with the consortium that ended the arbitration process and provides for the settlement in full by the parties of their obligations under the contract. The effect of the settlement for Enersis was the recognition of the cost overruns as an increase in capital expenditures of US$125 million (approximately ThCh$ 75,843,750), which was paid in April 2015. This amount does not include any penalties nor financial components.

The related journal entry to recognize the additional costs was the following:

Dr Construction in progress (PP&E) / Cr Trade payables

The Company believes that the capitalization of the cost overruns complies with the principle set forth in IAS 16.16(b), since it was part of the costs directly attributed to bringing the asset to its intended use.

In addition, the Company has revised Note 17 of the Notes to both the interim and the annual financial statements included in the Amended Registration Statement to include disclosure regarding the additional costs incurred with the construction of the Bocamina thermal plant.

U.S. Securities and Exchange Commission	-15-	February 25, 2016

32. Other Gains (Losses), page F-87

22.	The reference in footnote (3) appears to be misstated. Please revise or advise.

Response:

The Company acknowledges that the reference in footnote (3) should have been to Note 5.e instead of Note 5.d. In response to the Staff’s comment, the Company has revised footnote (3) in the notes to the Interim Combined Financial Statements as of September 30, 2015 and December 31, 2014, and for the nine months ended September 30, 2015 and 2014 in the Amended Registration Statement to include the correct reference.

Audited Combined Financial Statements as of December 31, 2014 and 2013 and January 1, 2013, and for the years ended December 31, 2014 and 2013…

2. Basis of Preparation of the Combined Financial Statements

2.1 Basis of Presentation, page F-134

23.	Please tell us in detail and disclose how you calculated the ratios used to allocate cash and cash equivalents between Enersis Chile and Enersis Americas. Please define in detail “the exercise carried out by Enersis management” and “Economic Assets” as those statements are used in “Cash and cash equivalents” on page F-135. Please also explain why the amount of cash allocated to the Chilean combined companies is a proportionately significant lower percentage than the amount of total assets allocated to the Chilean combined companies at December 31, 2014.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The criteria used by the Company to allocate cash and cash equivalents, were defined in each case according to their origin, as follows:

i)	cash and cash equivalents of non-Chilean subsidiaries of Enersis, before the Spin-Off that will continue to be part of Enersis Américas after the Spin-Off,

U.S. Securities and Exchange Commission	-16-	February 25, 2016

ii)	cash and cash equivalents of Chilean subsidiaries that will be part of Enersis Chile, excluding Endesa Chile and Chilectra Chile, on a stand-alone basis, and

iii)	cash and cash equivalents of Enersis, on a stand-alone basis, and cash and cash equivalents of Endesa Chile and Chilectra Chile, on a stand-alone basis.

Cash and cash equivalents of non-Chilean subsidiaries were excluded from the Enersis Chile combined financial statements, since those companies will be part of Enersis Américas.

Cash and cash equivalents of Chilean subsidiaries (other than Endesa Chile and Chilectra Chile on a stand-alone basis) were allocated to Enersis Chile. For example, cash and cash equivalents of Pehuenche, a Chilean subsidiary of Endesa Chile, were allocated to Endesa Chile in the Spin-Off, and cash and cash equivalents of Luz Andes, a Chilean subsidiary of Chilectra, were allocated to Chilectra Chile in the Spin-Off.

Regarding the allocation of the cash and cash equivalents of Enersis, on a stand-alone basis, the Company distinguished between proceeds from the capital increase carried out in 2013 and the others, as explained below.

The criterion used to allocate balances of Endesa Chile, Chilectra Chile, both on a stand-alone basis, and Enersis, also on a stand-alone basis and excluding the 2013 capital increase proceeds was based on an exercise carried out by Enersis management, which consisted of the evaluation of the average net asset market value represented by the operations in Chile and outside Chile before the Spin-Offs. Market values were obtained from third party valuation reports publicly available between November 2014 and April 2015 that considered the same Enersis consolidated group before the Spin-Off and obtained their valuations according to the “sum of the parts” method. According to this methodology, management obtained the market weight of each of the Chilean and non-Chilean businesses for each of the companies. For example, in the case of Enersis, the net asset market value of Enersis Américas over Enersis before the Spin-Off was 58%, while for Enersis Chile it was 42%, as disclosed on pages F-14 and F-136 of the Amended Registration Statement.

The proceeds from the 2013 capital increase were assigned 100% to Enersis Américas because the 2013 capital increase’s objective was primarily to invest in South American countries outside of Chile due to the growth opportunities of the region and potential M&A opportunities in those countries. These proceeds represented 77% of cash and cash equivalents of Enersis, on a stand-alone basis, as of

U.S. Securities and Exchange Commission	-17-	February 25, 2016

December 31, 2014 and 76% as of September 30, 2015. Of the remaining cash and cash equivalents of Enersis, on a stand-alone basis, 58% was allocated to Enersis Américas and 42% to Enersis Chile, in accordance with the proportion of the net assets market value previously calculated.

Cash and cash equivalents of Enersis, on an stand-alone basis, represented 55% of cash and cash equivalents of Enersis before the Spin-Off as of December 31, 2014 and 64% as of September 30, 2015. The proceeds of the 2013 capital increase represented 42% and 49% of the total of cash and cash equivalents of Enersis before the Spin-Off as of December 31, 2014 and September 30, 2015, respectively.

As a consequence of the applicability of these criteria, more than 85% of the cash and cash equivalents of Enersis, before the Spin-Off, was allocated to Enersis Américas. Therefore, the amount of cash allocated to the Chilean combined companies is significantly lower than the amount of total assets allocated to the Chilean combined companies.

24.	You disclose on page F-136 that financial debt and related interest expenses and exchange rate differences of Enersis stand-alone have been allocated 100% to Enersis Americas and are not included in your combined financial statements. Please tell us how the allocation of Enersis stand-alone debt and related items complies with the concepts contained in question 4 of SAB Topic 1.B.1. In this regard, specifically explain why debt, interest expense and exchange differences of Enersis have been 100% allocated to Enersis Americas as opposed to entities outside of Enersis Americas. You should also explain the identity of the legal obligor on such stand-alone debt and whether that represents a change in the legal obligator with the division of assets between Enersis Chile and Enersis Americas. Please be detailed in your explanation as we may have further comment.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Enersis debt, on a stand-alone basis, (“Enersis debt”) and all its related concepts (interest expenses and exchange rate differences) were allocated 100% to Enersis Américas, as the successor company after the Spin-Off, according to analyses of each of the debt agreements and taking into account the expected payment capacity of Enersis Américas and Enersis Chile. According to this criterion, there was no change of the original obligor and, therefore, the allocation fully complies with the concepts contained in question 4 of SAB Topic 1.B.1.

U.S. Securities and Exchange Commission	-18-	February 25, 2016

Enersis debt is comprised of bonds issued in the United States (“Yankee Bonds”) and bonds issued in Chile (“local bonds”).

The Yankee Bonds are subject to an indenture between Enersis and the Bank of New York Mellon, as trustee, governed by New York law. In connection with the Spin-Off, the Yankee Bonds will remain obligations of Enersis Américas, the successor company to Enersis following the completion of the Spin-Off, in accordance with the terms of the indenture and without further action by Enersis.

In the case of the local bonds, and according to the provisions contained in their issuance agreements and related Chilean law provisions, if a spin-off of the issuer occurs, all the companies arising from the division will be collectively responsible for the obligations, without regard to the fact that the payment obligations of the bonds could proportionally be assigned to each of the companies based on their equity proportion or any other reasonable proportion. However, the original obligor of the debt will continue to be the original company unless each or the majority of the debt holders, depending of certain circumstances, released the original obligor in order to allow the novation of the obligation from the original obligor to the spin-off company. Following the analysis discussed above, the local bonds have been allocated to Enersis Américas and Enersis Chile becomes the guarantor of the local bond obligations, which will remain as primary obligations of Enersis Américas.

25.	We are unclear as to whether the last sentence of “Personnel, salary expenses other employee benefits” is describing the allocation of all shared accounts or only those involving personnel. If only personnel related accounts, please tell us and disclose how the shared costs of Enersis S.A. not specifically addressed in footnote 2.1, including shared overhead, will be allocated between the operations of Enersis Chile and Enersis Americas. In any event, please provide an expanded version of your statement that “Enersis management applied the same criteria to the division of all accounts….” to make it clear the method by which accounts have been allocated. In this regard, please define what you mean by “accounts.” Lastly, please confirm that your historical statements of comprehensive income include all expenses your parent incurred on your behalf. See questions 1 and 2 of SAB Topic 1.B.1.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The last sentence of “Personnel, salary expenses other employee benefits” is describing the allocation of personnel related accounts only. The term “accounts” refer

U.S. Securities and Exchange Commission	-19-	February 25, 2016

to the personnel-related concepts, such as wages and salaries, post-employment obligations and social security and other employee benefits that are presented in the statements of financial position, and comprehensive income in accordance with IAS 19 Employee Benefits.

The Company confirms that the historical statements of comprehensive income include all expenses that Enersis incurred on behalf of Enersis Chile.

In response to the Staff’s comment, the Company has also revised the interim and annual combined financial statements in the Amended Registration Statement to clarify the explanation of the method by which the personnel-related accounts have been allocated to Enersis Chile as requested.

3. Accounting Policies Applied

m) Translation of balances in foreign currency, page F-153

26.	We note that you hedge certain revenues that are “directly linked to variations in the U.S. dollar, through obtaining financing in such currency.” We further note that exchange differences related to the debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized in other comprehensive income and reclassified to profit or loss when the hedged cash flows impact profit or loss. Please clearly explain the nature of your hedging transactions in greater detail. In doing so, ensure you explain how these revenues are “directly linked to variations in the U.S. dollar” and how the debt is a “highly effective” hedge of revenues including how you determined correlation. To further our understanding, please provide an example that illustrates the mechanics of your hedging strategy. Citing authoritative IFRS guidance, where applicable, please clearly explain your accounting treatment and provide us with the pertinent journal entries you record related to these transactions.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Description of hedge relationship, details of the hedged items and risk management objectives and strategies:

A portion of the Combined Group revenues from contracts entered into with external customers is indexed to average monthly U.S. dollar exchange rates and

U.S. Securities and Exchange Commission	-20-	February 25, 2016

billed in Chilean pesos, using the average exchange rate of each month (contracts “directly linked to variations in the U.S. dollar”). The Combined Group periodically updates its determination of the degree of linkage between these revenues and the hypothetical revenues calculated on the actual daily U.S. dollar exchange rate, which is generally found to be not less than 99%. Furthermore, in the Company’s quarterly hedge effectiveness testing, the Company demonstrates this correlation. As a result, sales realized at the average monthly U.S. dollar rate are materially the same as sales which would be realized at daily U.S. dollar rates. This strategy aims at hedging the highly probable future sales whose prices are directly linked to variations in the U.S. dollar. Every year the Combined Group updates its 10-year horizon sales projections, in accordance with the updated backlog of generation contracts signed with external customers. The functional currency of most of the subsidiaries of the Combined Group is the Chilean peso and as such, the Combined Group is exposed to the foreign currency risk arising from the abovementioned sale agreements. As a result, the Combined Group uses non-derivative financial liabilities (borrowings) denominated in U.S. dollars to mitigate its exposure to foreign currency risk and the volatility of the Combined Group’s earnings over the years as a result of foreign exchange gains/(losses) on revenues to be recorded in the income statement.

IAS 39 Hedge related considerations:

In accordance with the Combined Group’s hedging strategy, which is designated at the inception of the hedge, as required by IAS 39.88(a):

(i)	The hedged item is a highly probable forecasted revenue stream (and qualifies for hedge accounting in accordance with IAS 39.88(c)), generated from sale contracts with external customers indexed to U.S. dollars and billed in Chilean pesos using the average exchange rate of each month with the planning horizon of 10 years.

(ii)	The hedging instrument is the outstanding balance of the U.S. dollar-denominated borrowings with parties’ external to the Combined Group, matching a certain amount of highly probable forecasted revenues directly linked to variations in the U.S. dollar with interest and principal payments related to the U.S. dollar-denominated borrowings, which is eligible to be designated as hedging instrument in accordance with IAS 39.72.; and

(iii)	The hedged risk is a foreign currency risk of the forecasted revenue due to the movements in the U.S. dollar/Chilean peso exchange rates.

U.S. Securities and Exchange Commission	-21-	February 25, 2016

The cash flows arising on the sale transactions qualify as a hedged item in a cash flow designated hedge because, as required by IAS 39.80, they:

(a)	Are entered into with the parties external to the Combined Group;

(b)	They are expected to expose the Combined Group to risk of changes in future cash flows due to changes in the U.S. dollar/Chilean peso exchange rate during the next ten year period; and

(c)	That foreign currency risk affects profit or loss.

The hedging relationship qualifies for hedge accounting, because, as required by IAS 39.88, all of the following conditions are met:

(a)	At the inception of the hedge there was formal designation and documentation of the hedging relationship and the Company’s management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company assesses the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk.

(b)	The hedge is expected to be highly effective in achieving offsetting changes in cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship.

(c)	A forecast transaction that is the subject of the hedge is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss.

(d)	The effectiveness of the hedge can be reliably measured (i.e., the cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured).

(e)	The hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

U.S. Securities and Exchange Commission	-22-	February 25, 2016

In accordance with the Combined Group’s hedging strategy, a cash flow hedge relationship was designated using existing U.S. dollar-denominated borrowings and the highly probable forecasted revenue of the Combined Group as the hedged item.

Hedge effectiveness testing:

The Combined Group applied a regression analysis to assess prospective effectiveness. Retrospective effectiveness is assessed by comparing the change in fair value of the designated portion of the hedging instrument with the change the present value of the cash flows associated with the designated portion of the hedged item using applicable spot rates.

Accounting policy:

Upon initial designation of a non-derivative financial instrument as a hedging instrument, the Combined Group formally documents the relationship between the hedging instrument and the hedged item. This includes the risk management objectives and hedging strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedge.

The Combined Group assesses effectiveness both prospectively, at the inception of the hedge relationship, and retrospectively at each reporting period to determine whether the hedging instrument is expected to be and had been highly effective in offsetting the changes in fair value and/or cash flows of the hedged items attributable to the hedged risk and whether actual results are within a range of 80-125 percent.

Pursuant to IAS 39.96, when a non-derivative financial instrument is designed as the hedging instrument in a hedge of variable cash flows attributable to a foreign currency risk associated with a highly probable forecasted transaction that could affect profit or loss, the effective portion of foreign exchange gains or losses on the non-derivative financial instrument that is designated and qualifies as a cash flow hedge, is recognized in other comprehensive income and accumulated in the corresponding hedging reserve within equity. Any ineffective portion is recognized immediately in the statement of comprehensive income within foreign exchange gains or losses.

In accordance with IAS 39.100, foreign exchange gains or losses accumulated in equity are reclassified from other comprehensive income to the income statement in the periods when the hedged item affects profit or loss. The gain or loss recycled is recognized in the income statement within revenues with a corresponding entry to other comprehensive income.

U.S. Securities and Exchange Commission	-23-	February 25, 2016

Pursuant to IAS 39.101, when a hedging instrument no longer meets the criteria of hedge accounting, or it expires or is sold or the designation is revoked, hedge accounting is discontinued prospectively. Any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement (as a reclassification from other comprehensive income). If the forecasted transaction is no longer expected to occur, the balance in equity is immediately reclassified to the income statement.

Illustrative example (assumes revenue is recognized at period-end):

Functional currency	$ – Chilean peso
Highly probable forecasted U.S. dollar-linked revenue for the next 10 years, homogeneously received from year to year (1/10 part every year)	US$ 750
U.S. dollar-denominated borrowings with maturity over 10 years	US$1,000
Exchange rate U.S. dollar vs Chilean peso as of 1-1-20x1	1:1
Exchange rate U.S. dollar vs Chilean peso as of 12-31-20x1	1:3
Foreign currency loss in 20x1	$ 2,000
Effectiveness rate	99%
Revenue in 20x1 (10% of 10-year forecast)	US$ 75
Income tax effect is ignored for purposes of the example

Journal entries (in Chilean pesos):

--------------------1--------------------

Dr Foreign exchange loss (income statement)	515	(3)

Dr Cash flow hedge reserve (other comprehensive income)	1,485	(2)

Cr Borrowings (BS)	2,000	(1)

U.S. Securities and Exchange Commission	-24-	February 25, 2016

Description: Recognition of foreign currency difference of the U.S. dollar-denominated borrowings for the year

--------------------2--------------------

Dr Cash flow hedge reserve (other comprehensive income)	148.5	(4)

Cr Revenue (income statement)	148.5

Description: Reclassification of the proportion of reserve related to the revenue received during the year

(1)	Foreign currency loss in 20 X 1 as a result of the remeasurement of the borrowings
(2)	Hedged proportion 75% X Foreign currency loss 2,000 X Effectiveness 99%
(3)	Unhedged proportion 25% X Foreign currency loss 2,000 + Ineffectiveness 1% X Hedge proportion 75% X Foreign currency loss 2,000
(4)	Proportion related to current year revenue (10%)

4. Sector Regulation and Electricity System Operations, page F-156

27.	We note your disclosure on page F-159 that during fiscal 2014 Chilectra S.A. “recognized provisions for sale and purchase from energy and capacity which generated a net profit” of approximately ThCh$75 million from the “non-application of the Average Node Price decrees.” It is not clear what is being conveyed in this disclosure. Please clearly explain in sufficient detail the nature of the Average Node Price Decrees and how and why they impacted your financial statements. Citing authoritative IFRS guidance, where applicable, explain your accounting treatment and, in doing so, provide us with the pertinent journal entries you recorded, the timeline of events and when they were recognized in the financial statements.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Under the Chilean Electricity Law and related regulations, prices established for distribution companies are the following:

•	Sales prices for resale to regulated customers are referred to as “Average Node Prices”;

U.S. Securities and Exchange Commission	-25-	February 25, 2016

•	Purchase prices for purchases from generating companies are referred to as “Short Term Node Prices”.

The prices are periodically updated based on the node prices then in effect at the relevant location (nodes) on the interconnected system through which such electricity is supplied. Under Chilean regulations, these updates do not require a customers’ acceptance, and once the new tariffs are effective, they are not negotiable.

Average Node Prices are established by the Chilean National Commission of Energy (“CNE” in its Spanish acronym) in three instances: (1) every six months, in May and November of each year; (2) upon entry of a new supply contract for any distribution company; and (3) upon indexation of a supply contract in excess of 10%. The prices become effective in May and November of each year through the publication of the corresponding Average Node Price Decrees (“price decrees”). However, in certain occasions the time delay between the report prepared by the CNE and the publication of the price decrees can be several months. During 2014, there were delays in the publication of the price decrees, which did not impact their effective dates. Retrospective application of the price decrees is required under Chilean law. As a result, although the supply contracts were not indexed on the date these price decrees came into operation, the calculation of revenue for these contracts, which were recognized in accordance with paragraph 20 of IAS 18 Revenue, included accruals for the Average Node Price update, which will be charged and billed to end customers, in accordance with the decrees that became effective in 2014.

The related journal entry was:

Dr Trade and other current receivables / Cr Revenue; and

Similarly, Short Term Node Prices are also established by the CNE every six months, and become effective in May and November of each year, with retrospective application of the price decrees required under Chilean law. In 2014, there was also a time delay between the CNE’s report and the publication of the price decrees, which did not impact their effective dates. The Company recognized the accruals related to the additional costs that arose from the Short Term Node price update, based upon the calculation of costs under said contracts and the updated tariffs included in the decrees.

The related journal entry was:

Dr Cost of sales / Cr Trade and other accounts payable.

U.S. Securities and Exchange Commission	-26-	February 25, 2016

The Company acknowledges that use of the term “provision” could be confusing for the reader and has revised Note 4.2 of the notes to both the interim and annual combined financial statements included in the Amended Registration Statement to clarify the disclosure.

9. Trade and Other Receivables, page F-164

28.	We note that the percentage increase in your trade and other receivables balance from 2013 to 2014 greatly exceeded the percentage increase in your revenues for such period. We also note that there was a significant decline in your account receivable turnover and a significant increase in the number of days of sales outstanding. Please explain to us the reasons for these trends and clarify if there were changes to your internal practices, such as extending customer credit terms. We note that trade receivables past due and impaired decreased as a percentage of trade receivables from 2013 to 2014.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

There were no changes in the Company’s internal practices relating to accounts receivable, such as extending customer credit terms. The trends shown in the Company’s trade and other receivables balance from 2013 to 2014 are principally explained by the following drivers:

•	The increase of Ch$ 98,064 million in unbilled revenues that were recorded in 2014 as trade debt and other current receivable related to the Average Node Prices update made effective as a result of the Average Node Price Decrees enacted in 2014, in our combined entity Chilectra S.A. As required by Chilean regulators, the Company is not able to add charges in the invoices to end customers for the increase in tariff prices until the regulated price decrees are published by the regulator. Therefore, these timing differences impacted the Company’s receivables turnover and the number of days of sales outstanding. Additional details on node prices and how they affect the Company receivables are provided in the response to Comment No. 27 above.

•

The integration of GasAtacama, a combined entity, within the Combined Group since May 2014, which contributed Ch$ 51,925 million to the year-end balance of trade receivables, impacted receivables turnover and the number of

U.S. Securities and Exchange Commission	-27-	February 25, 2016

days of sales outstanding in 2014 as the receivables balance of this combined entity was not part of the 2013 trade and other receivable balance.

The drivers above indicate there was no homogeneous accumulation of accounts receivables and/or linear organic growth in trade and other receivables figures in 2014 as compared to 2013, leading to a particular sustained negative trend in the Company’s receivables ratios.

29.	Please help us understand why non-current trade and other receivables, net of the registrant is a significantly smaller proportion than the related balances at December 31, 2014 and 2013 of Enersis, S.A.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Account receivables (current and non-current) allocated to Enersis Chile from the historical amounts of Enersis S.A. are those receivables directly attributable to the Chilean operations of the Combined Group. Further, the balance of non-current trade and other receivables, net of Enersis S.A. consisted to a greater extent of non-current trade and other receivables from the foreign operations, while a smaller portion of the historical amount was from the Chilean operations, which explains the significant decrease in proportion as compared to the related balances at December 31, 2014 and 2013 of Enersis S.A.

16. Goodwill, page F-174

30.	Please explain why there exists a foreign currency translation adjustment on the goodwill associated with the acquisition of Inversiones GasAtacama Holding Ltda. Please be detailed in your explanation using example journal entries where appropriate.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The functional currency of Inversiones GasAtacama Holding Ltda. (“GasAtacama”) was the U.S. dollar until December 31, 2014, and given that Enersis Chile’s presentation currency is the Chilean peso, the Company applied the accounting treatment stated in paragraph 47 of IAS 21 The Effects of Changes in Foreign

U.S. Securities and Exchange Commission	-28-	February 25, 2016

Exchange Rates. In accordance with the abovementioned paragraph, any goodwill shall be expressed in the functional currency of the foreign operation (a subsidiary, the activities of which are based or conducted in a currency other than those of the reporting entity) and shall be translated at the closing rate. The related journal entry in accordance with paragraph 39 of IAS 21 The Effects of Changes in Foreign Exchange Rates was Dr Goodwill Cr Exchange Differences in Translation (Other Comprehensive Income).

At the end of 2014, the Company completed its plan to integrate the business operations of GasAtacama and its subsidiaries within the Combined Group that was initiated after obtaining control of this entity in May of 2014. The plan considered managing GasAtacama in the same manner as the Company manages its other power plants throughout Chile.

Endesa Chile optimizes its commercial policy by considering the portfolio of its generation assets in order to maximize margins and minimize the volatility of results due to proper business variations (hydrology, demand, commodity prices, etc.), which, beginning on January 1, 2015, included GasAtacama’s power plants.

In accordance with this goal, in 2015 the Company integrated GasAtacama’s operations, reorganized and redesigned employee functions, and migrated and integrated its information technology systems. Consequently, the assessment of the functional currency of GasAtacama was revised and the Company determined the Chilean Peso is GasAtacama’s functional currency. The decision to change the functional currency was made mainly because GasAtacama, upon integration of its operations, became an extension of its parent Endesa Chile, and as such, it should have the same functional currency, namely, the Chilean peso.

The change was applied prospectively, beginning with 2015 and for future years and as such, there will no longer be a foreign currency translation adjustment on the goodwill of GasAtacama.

Further, the Company notes that this change in the functional currency of GasAtacama was not disclosed in the interim financial statements. This disclosure was assessed by the Company and concluded not to be material taking into account the following quantitative and qualitative factors: foreign currency translation reported in 2014 represents 0.05% of combined equity, and the goodwill related to this combined entity represents only 0.4% of total combined assets. The Company acknowledges that the functional currency of GasAtacama was inadvertently indicated as the U.S. dollar in Appendix 1—Enersis Chile Combined Group Entities of the Interim Combined Financial Statements as of September 30, 2015 and December 31, 2014, and for the nine months ended September 30, 2015 and 2014. The Company has revised

U.S. Securities and Exchange Commission	-29-	February 25, 2016

Appendix 1 of the interim financial statements included in the Amended Registration Statement to indicate the Chilean peso as the functional currency of GasAtacama as of September 30, 2015.

18. Investment Property, page F-179

31.	Please advise why there is no accumulated depreciation associated with fiscal 2014 disposals related to the sale of combined entities. A detailed description of the nature of the assets underlying such disposals may be helpful to our understanding.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The investment property of the disposed combined entities consisted of land held for long-term capital appreciation or held for currently undetermined future use. In accordance with paragraph 56 of IAS 40 Investment Property, after initial recognition, an entity that chooses the cost model shall measure all of its investment properties in accordance with the requirements of IAS 16 Property, Plant and Equipment for that model. This land has an indefinite useful life and therefore, in accordance with paragraph 58 of IAS 16 Property, Plant and Equipment, is not depreciated.

26. Equity, page F-201

32.	We note that the percentage of your net income attributable to non-controlling interests declined significantly from fiscal 2013 to 2014. Please tell us in detail the reason(s) for this change and provide us with a summary of the accounting to the extent the change was due to something other than a decrease in a non-controlling interest. You should consider revising your results of operations disclosures to identify the reasons for changes in amounts attributable to non-controlling interests.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The Company’s net income attributable to non-controlling interests (NCI) primarily reflects the net income attributable to NCI of Endesa Chile, which in turn is

U.S. Securities and Exchange Commission	-30-	February 25, 2016

dependent on Endesa Chile’s total comprehensive income. As disclosed in Note 26.5.1, the decline of net income attributable to NCI from ThCh$82,857,855 in 2013 to ThCh$37,100,378 in 2014 can be mainly explained by the decline of net income attributable to NCI of Endesa Chile from ThCh$69,291,895 in 2013 to ThCh$22,360,050 in 2014. The main driver for the decrease was the decrease in Endesa Chile’s total comprehensive income from ThCh$ 146,626,916 in 2013 to ThCh$55,108,901, as disclosed in Note 39 Financial Information of Subsidiaries, Summarized. There are no other factors contributing to the decline in net income attributable to NCI since the Company’s 59.98% controlling and economic interest in Endesa Chile has not changed between the years 2014 and 2013, as disclosed in Appendix 1 – Enersis Chile Combined Group Entities.

Similarly, for the interim combined financial statements, the increase of net income attributable to NCI from ThCh$23,538,181 for the nine months ended September 30, 2014 to ThCh$47,360,923 for the nine months ended September 30, 2015 is principally due to the increase of net income attributable to NCI of Endesa Chile from ThCh$13,748,187 to ThCh$40,288,011 for the corresponding periods.

In further response to the Staff’s comment, the Company has included in the discussion of Net Income in the Results of Operations for both the interim and annual periods in the Amended Registration Statement, disclosure regarding the change in the percentage of net income attributable to NCI similar to the disclosure provided to the Staff in this response.

* * * *

U.S. Securities and Exchange Commission	-31-	February 25, 2016

Should you have any questions or comments concerning the Amended Registration Statement, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf
Paolo Pirri